SECURITI[illegible] SION

15026919

9/8/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 43369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Peter J. Solomon Securities Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the America, 31st Floor
(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **212-897-1688**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	NY	10036-1600
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

9/8/15

Peter J. Solomon Securities Company, LLC
(A Limited Liability Company)

Financial Statements
(With Supplementary Information and Report of Independent Registered Public Accounting Firm)

December 31, 2014

OATH OR AFFIRMATION

I, **Howard Spindel**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Peter J. Solomon Securities Company, LLC**, as of **December 31**, 20 **14**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NAJIVI C. TURNER
Notary Public - State of Florida
My Comm. Expires Apr 30, 2016
Commission # EE 194033

Feb 26, 2015

Notary Public

Signature

General Securities Principal
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.
- [X] (p) Statement of Exemption from Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER J. SOLOMON SECURITIES COMPANY, LLC
(A Limited Liability Company)

Index

Facing Page

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Peter J. Solomon Securities Company, LLC

We have audited the accompanying financial statements of Peter J. Solomon Securities Company, LLC (A Wholly-Owned Subsidiary of Peter J. Solomon Company, L.P. and a Limited Liability Company) (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Peter J. Solomon Securities Company, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Peter J. Solomon Securities Company, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

New York, New York
February 26, 2015

PETER J. SOLOMON SECURITIES COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 118,859

MEMBER'S EQUITY

Member's equity	$ 118,859

See Notes to Financial Statements.

PETER J. SOLOMON SECURITIES COMPANY, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

Revenues:	
Fees	$ 1,250,000
Total	1,250,000
Expenses:	
Professional fees	35,000
Administrative fees	33,000
Filing and registration fees	39,492
Total	107,492
Net income	$ 1,142,508

See Notes to Financial Statements.

PETER J. SOLOMON SECURITIES COMPANY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$ 226,351
Net income	1,142,508
Distributions	(1,250,000)
Balance, December 31, 2014	$ 118,859

See Notes to Financial Statements.

PETER J. SOLOMON SECURITIES COMPANY, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Operating activities:	
Net income	$ 1,142,508
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accrued expenses	(27,750)
Net cash provided by operating activities	1,114,758
Financing activities - distributions to member	(1,250,000)
Decrease in cash	(135,242)
Cash, beginning of year	254,101
Cash, end of year	$ 118,859

See Notes to Financial Statements.

Note 1 - Organization and business:

Peter J. Solomon Securities Company, LLC (the "Company") is a wholly-owned subsidiary of Peter J. Solomon Company, L.P. (the "Parent"). The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The member's limit on liability is based on the relevant state law. The Company renders corporate financial advisory services to selected clients. Such advisory services involve mergers, acquisitions and financial restructurings.

The Company does not hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Income taxes:

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes.

The Company has no unrecognized tax benefits at December 31, 2014.

Concentration of credit risk:

The Company maintains its cash accounts in a commercial bank. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. The Company does not consider itself to be at risk with respect to its cash balances.

Note 2 - Significant accounting policies (concluded):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The mergers and acquisitions and financial restructuring advisory fees are recognized at the closing of the respective transactions.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were available to be issued.

Note 3 - Related party transactions:

No significant amounts were charged to the Company for services performed by the Parent in connection with the fees earned by the Company. For the year ended December 31, 2014, all significant payments to the Parent are reflected as distributions.

Administrative fees for the year ended December 31, 2014 are $33,000 charged by the Parent. These fees were determined based on estimated usage of facilities and administrative personnel, and are updated periodically.

Note 4 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $118,859 which was $18,859 in excess of its required net capital of $100,000.

Note 5 - Major customers:

For the year ended December 31, 2014, one customer accounted for 100% of the Company's fees.

PETER J. SOLOMON SECURITIES COMPANY, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

Total member's equity	$ 118,859
Net capital	$ 118,859
Computation of basic net capital requirements:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 18,859
Aggregate indebtedness - total liabilities	$ -
Ratio of aggregate indebtedness to net capital	N.A.

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

See Report of Independent Registered Public Accounting Firm.

PETER J. SOLOMON SECURITIES COMPANY, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

In accordance with the FINRA Membership Agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of Rule 15c3-3. The Company does not handle cash of customers.

See Report of Independent Registered Public Accounting Firm.

PETER J. SOLOMON SECURITIES COMPANY, LLC

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In accordance with the FINRA Membership Agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of rule 15c3-3. The Company does not handle securities of customers.

See Report of Independent Registered Public Accounting Firm.

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
Peter J. Solomon Securities Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Peter J. Solomon Securities Company, LLC (The "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Peter J. Solomon Securities Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
February 26, 2015

Peter J. Solomon Securities Company, LLC
Rule 15c3-3 Exemption Report
For the Year Ended December 31, 2014

Peter J. Solomon Securities Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

(1) The Company is designated by its Membership Agreement with the Financial Industry Regulatory Authority to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

(2) Therefore, the Company has been in compliance with SEC Rule 15c3-3 throughout the year ended December 31, 2014, without exception.

Executed by the person who made the oath or affirmation under SEC Rule 17a-5(e)(2)

Independent Accountant's Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

To the Member
Peter J. Solomon Securities Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Peter J. Solomon Securities Company, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Peter J. Solomon Securities Company, LLC's compliance with the applicable instructions of Form SIPC-7. Peter J. Solomon Securities Company, LLC's management is responsible for Peter J. Solomon Securities Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the detailed general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Read item 2b (Additions) and item 2c (Deductions) on page 2 of Form SIPC-7 and observed there were no adjustments;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers regarding revenue noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

SIPC-7
(33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended December 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-43369 FINRA Dec-14
Peter J. Solomon Securities Co. LLC
1345 Avenue of the Americas, 31st Floor
New York NY 10105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Howard Spindel (212) 897-1688

2. A. General assessment (item 2e from page 2) $ 3,125

B. Less payment made with SIPC-6 filed (exclude interest) (-)

7/25/2014
Date Paid

C. Less prior overpayment applied (3,125)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instructions E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ -

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Peter J. Solomon Securities Co. LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 16th day of January, 20 15.

Financial and Operations Principal
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2014 and ending December 31, 2014
Eliminate cents

Item No.			Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,250,000
2b.	Additions:		
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
	(2) Net loss from principal transactions in securities in trading accounts.		-
	(3) Net loss from principal transactions in commodities in trading accounts.		-
	(4) Interest and dividend expense deducted in determining item 2a.		-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
	(7) Net loss from securities in investment accounts.		-
	Total additions		-
2c.	Deductions:		
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		-
	(2) Revenues from commodity transactions.		-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		-
	(4) Reimbursements for postage in connection with proxy solicitation.		-
	(5) Net gain from securities in investment accounts.		-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		-
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -	
	Enter the greater of line (i) or (ii)		-
	Total deductions		-
2d.	SIPC Net Operating Revenue		$ 1,250,000
2e.	General Assessment @ .0025		$ 3,125
			(to page 1, line 2.A.)